UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Planet Payment, Inc.

(Name of Subject Company)

Planet Payment, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

Series A Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

U72603118

(CUSIP Number of Class of Securities)

David R. Fishkin

Senior Vice President, General Counsel and Secretary

670 Long Beach Blvd.

Long Beach, NY 11561

(Name, Address and Telephone Number, including area code, of Agent For Service)

With copies to:

James A. Matarese, Esq.

Michael J. Minahan, Esq.

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 5.03, 5.07, 8.01 and 9.01 of the Current Report on Form 8-K filed by Planet Payment, Inc. on October 27, 2017 (including all exhibits attached thereto) is incorporated herein by reference.